

November 26, 2019

Ferdinand Groenewald
Chief Financial Officer
Muscle Maker, Inc.
308 East Renfro Street, Suite 101
Burleson TX 76028

>   **Re: Muscle Maker, Inc.**
>   **Form 10-K For the Fiscal Year Ended December 31, 2018**
>   **Filed August 21, 2019**
>   **File No. 000-55918**

Dear Mr. Groenewald:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services